Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Temporarily Suspends Operations at Topia

Vancouver – November 16, 2020 – Great Panther Mining Limited (TSX: GPR; NYSE-A: GPL) (“Great Panther” or the “Company”) has temporarily suspended operations at the Topia mine in Mexico due to the detection of COVID-19 among the workforce. The health and safety of employees, contractors, and host communities remains a priority.

Testing and tracing of COVID-19 are part of the comprehensive protocols Great Panther has implemented across all of its operations in response to the pandemic. The Company will continue working closely with the local government and regional health authorities to ensure a safe restart of normal operations. A reduced workforce will remain on site to maintain essential activities for the duration of the voluntary suspension.

The suspension of operations is not expected to exceed more than 30 days. For the three months ended September 30, 2020, Topia produced an average of approximately 1,400 gold equivalent ounces per month and accounted for approximately 9% of the Company’s revenues. Great Panther’s Tucano and GMC mines remain in operation with strict COVID-19 protocols in place. The suspension of operations at Topia is not expected to impact the Company’s ability to achieve consolidated production guidance.

Great Panther reaffirms its commitment to the safety of its people and the communities in which it operates and will provide updates of future developments as appropriate.

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three operating gold and silver mines, four exploration projects, and an advanced development project. Great Panther is actively exploring large land packages in highly prospective districts and is pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Meghan Brown

Vice President, Investor Relations

tel: 778 899 0518

mobile: 236 558 4485

email: mbrown@greatpanther.com

www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding developments related to COVID-19, including the Company’s plans to suspend operations at its Topia mine and the expectations of the duration of such suspension (30 days), expectation that the suspension of the mine operations at Topia will not materially impact the Company’s ability to achieve consolidated production guidance and expectations around the potential cases of COVID-19 at the Company's mining operations in Topia and in the community. These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include the assumption that the Company’s suspension of operations at Topia and work with local government and regional health authorities will be successful at containing the spread of COVID-19 within the proposed suspension period and that the Company will be able to safely resume its operations following the suspension. The foregoing list of assumptions is not exhaustive.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to: the impact of COVID-19 on the Company’s ability to operate Topia and the related uncertainty regarding the duration of the suspension of operations, which will adversely impact the Company's anticipated revenues, financial condition and may impact the ability to meet the Company’s production and cost guidance for Topia and the consolidated production guidance for the Company’s operations; the Company may experience difficulties with its operations on care and maintenance and delays in the restart of operations at Topia as a result of COVID-19, including shortages of employees and unavailability of contractors and subcontractors, interruption of supplies and the provision of services from third parties upon which the Company relies and restrictions that governments may impose to address the COVID-19 outbreak; there may be an increase in COVID-19 infection amongst the Company’s employees, contractors and the community, even with the adoption of the suspension and added safety protocols and safeguards, including risk of loss of life; potential political and social risks involving Great Panther’s operations in a foreign jurisdiction; the potential for unexpected costs and expenses or overruns; employee and contractor relations may be adversely impacted; relationships with, and claims by, local communities may be adversely impacted; the Company may experience changes in laws, regulations and government practices in the jurisdictions in which the Company operates, including additional environmental, healthy and safety laws; ability to maintain and renew agreements with local communities to support continued operations; and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2019, and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2